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                                                             Exhibit 99(a)(8)

FOR IMMEDIATE RELEASE

Contact:
David W. Williams
Berisford plc
(44) 171 312 2500

Dick Saunders
Cardew & Co.
(44) 171 930 0777

Andrew Roake
Welbilt Corporation
(203) 325-8300

                             BERISFORD PLC ANNOUNCES
           COMMENCEMENT OF TENDER OFFER FOR SCOTSMAN INDUSTRIES, INC.

         London and Stamford, Conn., July 9, 1999 - Berisford plc announced today that Berisford Acquisition Corporation, a wholly owned subsidiary of Welbilt Corporation, an indirect wholly owned subsidiary of Berisford plc has commenced a cash tender offer to purchase all of the outstanding shares of Scotsman Industries, Inc. ("Scotsman Industries") (NYSE: SCT) at a price of $33.00 per share, without interest.

         The offer is being made pursuant to the previously announced Merger Agreement among Welbilt Corporation, an indirect wholly owned subsidiary of Berisford plc, Berisford Acquisition Corporation and Scotsman Industries, Inc. The offer is conditioned upon, among other things, the tender of a majority of the shares outstanding on a fully diluted basis; the Shareholders of Berisford plc approving the transaction; and the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and compliance with applicable foreign anti-trust related filings. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on August 13, 1999, unless the offer is extended. Schroders & Co. Inc. is acting as the Dealer Manager, D.F. King & Co., Inc. is acting as the Information Agent and Harris Trust Company of New York is acting as depositary in connection with the offer.

         Berisford plc is a holding company owning two principal businesses, Welbilt and Magnet. Magnet is a leading United Kingdom manufacturer of kitchen furniture, doors, windows and bathroom products. Welbilt is the leading North American supplier of cooking and warming equipment to the global foodservice industry. Welbilt focuses on five primary market segments, quick service and full service restaurant chains, hotels, institutional customers and independent restaurant operators.

         Scotsman Industries is a leading international manufacturer of commercial refrigeration ice-making and food preparation products for the foodservice and food retail industries.

         This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which is being mailed to stockholders today. Additional copies of such documents can be obtained by contacting the Dealer Manager at 877-350-4796 or the Information Agent at 800-488-8075.